Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 3, 2005



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                    Yes     No  X
                                       ---     ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Announcement of the approval by the Regular Board of Director's Meeting of the following: (i) the charter of the Audit Committee; (ii) the appointment of the members of the Audit Committee; and (iii) the appointment of a "Financial Expert".

2.    Free translation into English of the Audit Committee Charter.

                                MATERIAL EVENT
CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY                 :       00124
TAXPAYER I.D.                       :       91.144.000-8


------------------------------------------------------------------------------

The following Material Event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law No 18,045 and the provisions in Section II.1.B.3 of General Rule No. 30 and in Circular
No 660 of the Superintendence of Securities and Insurance:

The following was approved at the Regular Board of Directors' Meeting of Embotelladora Andina S.A. ("the Company"), held yesterday regarding the Audit Committee that must be constituted before July 31, 2005, in accordance with the regulations of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"); pursuant to the Sarbanes Oxley Act of 2002 ("SARBOX").

a) Approval of the Charter of the Audit Committee to determine the composition, duties and operation of the mentioned committee; all such matters are within the attributions and authority of the Board of Directors as defined under article 40 of Law 18,046 (Chilean Corporation Law "CCL"). A copy of the Charter is attached hereto and will also be available on the Company's websites: www.koandina.com and www.andina.cl.

b) The Board of Directors resolved the appointment as members of the Audit Committee of the same members of the Company's "Directors' Committee" (provided by virtue Article 50 bis of the Chilean Corporation Law, "CCL"), namely, Messrs. Juan Claro Gonzalez, Albert Cussen Mackenna and Gonzalo Said Handal. It was also resolved that Mr. Claro will act as Chairman of the Audit Committee.

         It was also agreed, in order to assure compliance with the independence standards established by US regulations that Messrs. Juan Claro Gonzalez and Albert Cussen Mackenna, having provided certain information to the Board of Directors, that these directors met the requisite independence criteria; and, consequently, and according to the Audit Committee Charter previously approved, assurance was also given that Messrs. Claro and Cussen will exclusive voting power in the Audit Committee, and that Mr. Gonzalo Said would be appointed exclusively as an observer without authority to vote on matters taken up by the Audit Committee.

         This appointment does not, and is not intended to, modify the attributions and faculties of the members of the "Directors' Committee" constituted pursuant to Article 50 bis of CCL. For such effect, as a means to better coordinate the activities of both committees, it was also agreed to delegate to the Directors'

         Committee (until the next election of the Company's Board of Directors), pursuant to the attributions of No 5 of Article 50 bis of the CCL, each of the attributions of the Audit Committee mentioned in the Charter, which are thereby one by one explicitly replicate.

e) Mr. Albert Cussen Mackenna was appointed "Financial Expert" of the Committee pursuant to the definition contained under SARBOX, Section 407.

Santiago, July 27, 2005.

(signed)
Pedro Pellegrini Ripamonti
Corporate Legal Officer

                          AUDIT COMMITTEE CHARTER(1)
-------------------------------------------------------------------------------

The purpose of this Charter is to define the composition, duties and operation of the Audit Committee (the "Audit Committee") of Embotelladora Andina S.A. (the "Company" or "Andina") pursuant to the requirements of the New York Stock Exchange (the "NYSE") and the U.S. Securities and Exchange Commission (the "SEC"),(2) all of the foregoing under the authority of the provisions of Chile's Companies Law No. 18,046 ("LSA").(3)

I.       PURPOSE

         The purpose of the Audit Committee shall be to perform and satisfy the functions and duties described below.

II.      STRUCTURE AND OPERATIONS

A.       Composition and Qualification
--       -----------------------------

         The Audit Committee shall be comprised of two or more regular directors of Andina (whether or not members of the Directors Committee to which Article 50 of the LSA refers), who shall be "independent" pursuant to the requirements of the rules and regulations of the SEC and the NYSE applicable to a foreign private issuer.(4) These two independent directors shall have full right to voice and vote. Notwithstanding the foregoing, one or more members of the Board of Directors who are not "independent" pursuant to the above rules may also be members of the Audit Committee, although in such case, any non-independent member(s) shall only have the right to voice but not to vote as a member with full power and authority within the attributions and powers of the Audit Committee.

         Members of the Audit Committee shall also be regular members of the board of directors, who are not executives of the Company and meet the aforesaid independence standards. In the absence of regular directors meeting those requirements, the positions may be held by members who are alternate directors of the Directors' Committee.

----------
(1) Pursuant to NYSE rules, certain specified information is required to be included in the audit committee charter of a U.S. listed company. The NYSE does not require any similar inclusions in the audit committee charter of a foreign private issuer. This charter includes the required information for a U.S. company listed on the NYSE, with legal requirements applicable to foreign private issuers indicated by footnote. If any statements contained in this charter are inconsistent with the audit committee's practices or Chilean corporations law, they may be revised accordingly.

(2)      Rule 10A-3 of the SEC.

(3)      Article 40 of Law 18,046.

(4) An independent director is defined in Section 301 of the Sarbanes-Oxley Act and in Rule 10A-3 of the SEC.

B.       Appointment, Resignation and Removal
--       ------------------------------------

         The members of the Audit Committee shall be appointed by the Board of Directors from among its members and shall serve until such member's successor is duly elected or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors, which shall appoint a successor.

         Once the Board of Directors has been appointed at the ordinary meeting of shareholders, the members of the Audit Committee shall be appointed by the Board of Directors at the meeting of the Board held immediately after such meeting of shareholders.

         In the event a member of the Committee resigns from the position of Director, it is necessarily understood that such Director also resigns from the Audit Committee. In this case, the Board of Directors, pursuant to general rules, shall appoint a new member to the Audit Committee, who shall hold such position until the next ordinary meeting of shareholders at which the new Board of Directors of the Company is elected, which, in turn, shall appoint the new members of the Audit Committee.

         In the event a director resigns from his position in the Audit Committee or is unable to continue to serve on such Committee, the Board of Directors shall be responsible for appointing a new member of the Committee, who shall hold the position until the next ordinary meeting of shareholders at which the new Board of Directors of the Company is elected, which, in turn, shall appoint the new members of the Audit Committee.

C.       Chairman and Secretary
--       ----------------------

         A Chairman of the Committee shall be elected by the Board. The Chairman shall be entitled to cast a vote on all matters and additionally to cast a vote to resolve any ties.

         The Chairman will chair all regular sessions of the Audit Committee and the secretary of the Board of Directors of Embotelladora Andina S.A. shall be appointed as Secretary of the Audit Committee.

         The Secretary shall write the minutes, prepare the minutes and follow the schedule established by the Audit Committee for its meetings, and he shall make a follow-up of the agenda, it being understood that the Secretary shall have no additional function of opining or voting in relation to the matters analyzed by the members of the Audit Committee and he shall maintain confidential all matters considered or analyzed by the Audit Committee.

D.       Financial Expert
--       ----------------

         The Audit Committee shall have among its members a financial expert (the "Financial Expert of the Audit Committee") as defined in Section 407 of the Sarbanes-Oxley Act of 2002. For such purposes, the Board of Directors shall appoint from among the members of the Audit Committee the member who qualifies as Financial Expert pursuant to the provisions in such law; and the reasons justifying the appointment shall be recorded in the minutes, as appropriate.

         The Company shall make all required disclose the fact of having a Financial Expert of the Audit Committee. In the event there is no such financial expert, the Company shall disclose such circumstance and the pertinent reasons.

III.     MEETINGS

         The Audit Committee shall meet at least quarterly to review the quarterly financial statements of the Company, or more frequently as circumstances dictate, or on notice to all by the Chairman of the Audit Committee, the Chief Executive Officer of the Company, any member of the Directors Committee or by request to the Chairman by the external auditors of the Company. Any meeting of the Audit Committee may be held telephonically or by another means accepted by the regulations of the SEC or the NYSE.

         As part of its goal to foster open communication, the Committee shall periodically meet separately with each of the senior executives of the Company, the Company's Auditor and the external auditors to discuss any matters that the Audit Committee or each of these groups believe would be appropriate to discuss privately. In addition, the Audit Committee should meet with the external auditors and management quarterly to review the Company's financial statements in a manner consistent with that outlined in Section IV of this Charter.

         All non-management directors of the Company who are not members of the Audit Committee may attend meetings of the Audit Committee if invited to do so, but may not vote in any such meeting. Additionally, the Chairman and the Chief Executive Officer of Andina may also attend the meetings. The Audit Committee may also invite to its meetings any director, executive or employee of the Company and such other persons as it deems appropriate.

         At least two voting members of the Audit Committee shall constitute a quorum for resolving matters presented for consideration of the Committee, and the Committee may act through a majority of those present at any meeting at which there is a quorum. In the event of a tie, the Chairman shall have the deciding vote.

         The resolutions of the Audit Committee shall be kept in writing in minutes of the respective meeting, which shall be prepared by the Secretary of the Committee and which shall contain a brief description of the matters analyzed, and the decision adopted in relation thereto. The respective minutes shall be signed by all the members of the Audit Committee who attended the meeting in records specially maintained for such purpose. The minutes shall be understood to be approved once they have been signed by all of the members of the Audit Committee who have attended the relevant meeting. The secretary of the Audit Committee shall maintain the minute book.

IV.      DUTIES AND POWERS

A.       General
--       -------

         The following functions shall be the common recurring activities of the Audit Committee in carrying out its responsibilities hereunder. These functions should serve as a guide with the understanding that the Audit Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions applicable to the Company, or as requested by the Board and/or the Directors Committee of the Company. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board and/or the Directors Committee from time to time related to the functions of the Committee.

     The Audit Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Audit Committee deems appropriate. In this regard, the Audit Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention, all of the foregoing on account of the budget allocated to the Directors Committee or the special budget that the regular shareholders meeting has approved for such purpose. The Audit Committee shall also have the authority to obtain, on behalf of the Committee members, reimbursement by the Company of all ordinary administrative expenses necessary or appropriate in carrying out is duties.(5)

     The Audit Committee shall be given full access to the Company's internal audit department, the Board, the Auditors, any employee of the Company and external auditors as necessary and applicable to carry out these responsibilities.

     Notwithstanding the foregoing, the Audit Committee is not responsible for certifying the Company's financial statements and is not responsible for the information in the external auditor's report. The fundamental responsibility for the Company's financial statements and disclosures rests with management and administration of the Company.

B. Special:
-- -------
     The principal functions of the Audit Committee are set forth below:

                        (B.1) Documents/Reports Review
                        ------------------------------

1. Examine the reports of the external auditors, including with respect to the financial statements of the Company, and give an approval, comments or rejection regarding the same.

2. Propose to the Board and to the Directors Committee, the external auditors that will be approved by shareholders at the shareholders' meeting. In the event the Directors Committee or the Board disagrees with the Audit Committee's proposal, they may formulate their own proposal and both shall be submitted to a shareholder vote.

3. Perform any functions required to be performed by it or otherwise appropriate under applicable law, rules or regulations, the Company's bylaws and the resolutions or other directives of the Board.

----------

(5) Required function of the audit committee of a foreign private issuer pursuant to Rule 10A-3(b)(4) of the U.S. Securities and Exchange Act of 1934 (hereinafter, the "Exchange Act").

4. Prior to the delivery to the market or other publication in mass media, review with the Company management and/or the external auditors, the "Press Releases" related to the annual audited financial statements of the Company and the quarterly financial statements, as the case may be, with the "explanatory analysis" of such financial statements (also called "MD&A").

5. Review and discuss with management and the external auditors the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

6. Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer or other forms required concerning:
     (a) any significant deficiencies in the design or operation of internal controls or material weakness therein and (b) any fraud involving management or other employees who have a significant role in the Company's internal controls.

                           (B.2) External Auditors
                           -----------------------

7. Once approved by the Shareholders Meeting and by Chilean law, together with the Directors' Committee and the Board of Directors, bear direct responsibility for appointing, compensating, retaining and terminating the Company's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.(6)

8. Inform the Company's external auditors that such auditing firm shall report also directly to the Committee.(7)

9. In addition to the functions of the Directors' Committee, oversee the work of the Company's external auditors, including the resolution of any disagreement between management and the auditors regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.(8)

10. Approve in advance any audit or non-audit services between the Company and the external auditors, other than "prohibited non-audit services", as defined by the rules

----------
(6) Required function of the audit committee of a foreign private issuer pursuant to Rule 10A-3(b)(2) of the Exchange Act.

(7) Required function of the audit committee of a foreign private issuer pursuant to Rule 10A-3(b)(2) of the Exchange Act.

(8) Required function of the audit committee of a foreign private issuer pursuant to Rule 10A-3(b)(2) of the Exchange Act.

     and regulations of the SEC.(9) The Audit Committee may delegate to one or more of its external members the authority to approve in advance all audit or non-audit services to be provided by the external auditors so long as each pre-approval decision is presented to and approved also by the full Directors' Committee at its next meeting.

     The following services constitute "prohibited non-audit services" with respect to the Company and its subsidiaries and related companies, provided, that, the services described in clauses (i)-(v) shall not constitute prohibited non-audit services if it is reasonable to conclude that the results thereof will not be subject to auditing procedures during an audit:

          (i) bookkeeping or other services related to accounting records or financial statements;

          (ii) financial information systems design and implementation;

          (iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports;

          (iv) actuarial services;

          (v) internal audit outsourcing services;

          (vi) management functions or human resources;

          (vii) broker or dealer, investment adviser or investment banking services;

          (viii) legal services and expert services unrelated to the audit;
          and

          (ix) any other service that the SEC, the Public Company Accounting Oversight Board or the New York Stock Exchange prohibits through regulation or listing requirements.

     The Audit Committee must pre-approve audit and non-audit services either:

          (i) prior to the engagement; or

          (ii) pursuant to pre-approval policies and procedures adopted by the Audit Committee, provided that:

               (a) the policies and procedures are detailed as to the particular service,

               (b) the Audit Committee is informed on a timely basis of the rendering of each service,

----------

(9) Pre-approval is a required function of the audit committee of a foreign private issuer pursuant to Rule 2-01(c)(7) of Regulation S-X of the U.S. Securities Act of 1933 (hereinafter the "Securities Act"). The "prohibited non-audit services" are contained in Rule 2-01(c)(4).

               (c) such policies and procedures do not include delegation of the Audit Committee's responsibilities to management, and

               (d) such policies and procedures are disclosed as required by the rules of the SEC.

     Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if:

          (i) the aggregate amount of all such non-audit services provided constitutes not more than five percent of the total amount of revenues paid by the audit client to its auditors during the fiscal year in which the non-audit services are provided;

          (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

          (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom the Audit Committee has delegated authority to grant such approvals.

11. Review, together with the Directors' Committee, at least annually, the qualifications, performance and independence of the external auditors.

     In conducting its review and evaluation, the Audit Committee should:

     a. Obtain and review a report by the Company's external auditors describing:

          (i) the status or condition of "independence";

          (ii) the auditing firm's internal quality-control procedures in compliance with the audit regulations in effect;

          (iii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more external audits carried out by the auditing firm, and any steps taken to deal with any such issues; and

          (iv) all relationships between the independent auditor and the Company, in order to assess the auditor's independence;

     b. Ensure the timely rotation of "lead partners", "concurring or reviewing partners" and other "audit partners", in each case at least to the extent required by the rules promulgated by the SEC;(10)

----------

(10) Required function of the audit committee of a foreign private issuer pursuant to Rule 2-01(c)(8) of Regulation S-X of the Securities Act.

     c. Confirm with the external auditors that the "audit partners" do not earn or receive any compensation based on selling engagements to the Company or its subsidiaries or related companies to provide any services, other than audit, review or attest services, to the extent such compensation would compromise the independence of the auditors under the rules promulgated by the SEC;(11)

     d. Take into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).

                      (B.3) Financial Reporting Process
                      ---------------------------------

12. In consultation with the external auditors, management and the internal auditors, review the integrity of the Company's financial reporting processes, both internal and external. In that connection, the Audit Committee must, prior to the filing by the Company of its annual report and at such other times that the Audit Committee deems appropriate, obtain and discuss with management and the external auditors reports from management and the external auditors regarding:

     (a) all critical accounting policies and practices to be used by the Company;(12)

     (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues, disagreements with management, if any, and judgments made in connection with the preparation of the financial statements;

     (c) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") related to material items that have been discussed with the Company's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the external auditors;(13)

     (d) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of GAAP by the Company; and

----------
(11) Required function of the audit committee of a foreign private issuer pursuant to Rule 2-01(c)(8) of Regulation S-X of the Securities Act.

(12) Required function with the audit committee of a foreign private issuer pursuant to Rule 2-07 of Regulation S-X of the Securities Act.

(13) Required communication with the audit committee of a foreign private issuer pursuant to Rule 2-07 of Regulation S-X of the Securities Act.

     (e) any other material written communications between the external auditors and the Company's management, such as any management letter or schedule of unadjusted differences.(14)

13. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

14. Review with the external auditors (i) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management and (ii) management's responses to such matters. Without excluding other possibilities, the Committee may wish to review with the external auditors: (a) any accounting adjustments that were noted or proposed by the external auditors but were "approved" (as immaterial or otherwise), (b) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues; and (c) any "management" or "internal control" letter issued, or proposed to be issued, by the external auditors to the Company.

15. Review and discuss the responsibilities, budget and staffing of the Company's internal audit functions.

                       (B.4) Legal Compliance / General
                       --------------------------------

16. Review periodically, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

17. Discuss with management and the independent auditors the Company's guidelines and policies with respect to risk assessment and risk prevention inherent to the function. The Audit Committee should discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

18. Ensure compliance with SEC rules regarding hiring of employees or former employees of the independent auditor. In particular, ensure compliance with SEC rules relating to the prohibition on the hiring of members of the Company's "audit engagement team" in a position at the Company which would cause the external auditors to no longer qualify as independent under the rules promulgated by the SEC.(15)

19. Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or
----------
(14) Required function with the audit committee of a foreign private issuer pursuant to Rule 2-07 of Regulation S-X of the Securities Act.

(15) Specific prohibited employment relationships are set forth in Rule 2-01(c)(2) of Regulation S-X of the Securities Act.

    auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.(16)

    In respect of the foregoing, it is hereby established that the Audit Committee shall be the first recourse, prior to the Directors' Committee, to act as the "Disclosure Committee," which shall be responsible for investigating any alleged violations of the Ethics Code ("Business Conduct Code" of Andina) submitted thereto.

                                (B.5) Reports
                                -------------

20. Report regularly to the full Board including:

         (i) with respect to any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the compliance and independence of the Company's external auditors or the compliance of the internal audit function;

        (ii) following all meetings of the Audit Committee, together with the report by the Directors' Committee; and

        (iii) with respect to such other matters as are relevant to the Audit Committee's discharge of its responsibilities.

         The Audit Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chairman or any other member of the Committee and its members, including a review of the compliance with this Charter by the Audit Committee, which shall be recorded in the minutes.

         In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Audit Committee considers necessary or valuable.

         The Audit Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

V. MISCELLANEOUS

(1) The resolutions, agreements and organization of this Audit Committee shall be governed, as applicable, by the rules relating to the company's Board meetings and to the Company's Directors' Committee. The Audit Committee, together with the Directors Committee, shall periodically inform the Board of the manner in which it will request information from the Company, as well as of the resolutions adopted by the Audit Committee.

----------
(16) Required function of the audit committee of a foreign private issuer pursuant to Rule 10A-3 of the Securities Act.

(2) The Chairman of the Audit Committee shall, in particular:

         (a)  represent the Audit Committee judicially and extrajudicially;

         (b)  chair the meetings of the Audit Committee;

         (c) convene regular and extraordinary Audit Committee meetings when pertinent and be responsible for the agenda;

         (d) implement the resolutions of the Audit Committee or delegate their implementation;

         (e) ensure compliance with bylaws, regulations and resolutions of the Audit Committee;

         (f) sign all documentation relevant to his position and those in which he must represent the Audit Committee;

         (g) inform the Board of the Company, on behalf of the Audit Committee, of the course of business thereof, when pertinent or when applicable laws require it; and

         (h) Have all the other attributions determined by this charter or those that shall be entrusted thereto by the regular shareholders meeting.

(3) Within the first year of operation, the Audit Committee shall establish procedures:

         (a) To receive, keep and analyze the claims received by the Company in connection with its internal accounting controls or audit matters; and

         (b) For the Company's employees to present confidentially and anonymously concerns relating to accounting practices or audit procedures that may be questionable.

(4) If, pursuant to the local law, it is not possible to delegate certain functions provided for in the Sarbanes-Oxley Act to the Audit Committee because such functions are reserved for other corporate organs, these latter shall continue to exercise such functions, notwithstanding the responsibility of the Audit Committee to exercise the responsibilities and functions corresponding thereto, in harmony with and respect for the rules of local law.

(5) This Charter, together with the policies developed by the Audit Committee in relation to claims and hiring advisory services, form part of the tools of the Issuer's Good Corporate Governance and, accordingly, shall be available to all interested parties on the web site of Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                EMBOTELLADORA ANDINA S.A.

                                                By: /s/ Osvaldo Garay
                                                    -----------------------
                                                    Osvaldo Garay
                                                    Chief Financial Officer


Dated: August 3, 2005